Filed by EPL Oil & Gas, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: EPL Oil & Gas, Inc.

Commission File No.: 001-16179

PARTICIPANTS

Corporate Participants

Mac Jensen – Senior Vice President-Business Development, EPL Oil & Gas, Inc.

Gary C. Hanna – Chairman, President and CEO, EPL Oil & Gas, Inc.

Andre J. Broussard – Senior Vice President-Geosciences, EPL Oil & Gas, Inc.

Other Participants

Sachin Shah – Analyst, Albert Fried & Co. LLC

Steve F. Berman – Analyst, Canaccord Genuity, Inc.

Michael A. Glick – Analyst, Johnson Rice & Co. LLC

Curtis R. Trimble – Analyst, Global Hunter Securities LLC

Chris McDougall – Analyst, Westlake Securities LLC (Research)

Brian Foote – Exploration and Production Equity Research Analyst, Clarkson Capital Markets

Richard Merlin Tullis – Analyst, Capital One Securities, Inc.

MANAGEMENT DISCUSSION SECTION

Operator: Good morning and thank you for standing by. My name is Shiara and I will be your conference operator today. At this time, I would like to welcome everyone to the EPL acquisition conference call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question-and-answer session. [Operator Instructions] Thank you.

Mr. Mac Jensen, you may begin your conference.

Mac Jensen, Senior Vice President-Business Development

Thank you and good morning, everyone. My name is Mac Jensen, I serve as our company’s Senior Vice President of Business Development. Joining me today is Gary Hanna, our Chairman, President and Chief Executive Officer. Also on the call and available to answer questions is Andre Broussard, Senior Vice President, Geosciences. Unfortunately, T.J. Thom who is invaluable to this process is unable to join us today due to a family matter.

We’ll begin today’s call with some opening comments from Gary and then open it up for Q&A before turning the call back over to Gary for his closing remarks. Before we begin with our prepared remarks, I’d like to bring your attention to certain disclaimers and other cautionary statements contained within our call today, as it pertains to forward-looking information and statements regarding EPL. Those forward-looking statements are contained in our most recent press release issued this morning and are also applicable to this conference call. After our prepared remarks, we’ll have some time to take some of your questions.

I’ll now turn the call over to Gary.

Gary C. Hanna, Chairman, President and CEO

Thanks, Mac. Good morning to everyone. This morning we were very pleased to announce that EPL has entered into an agreement with Energy XXI in which Energy XXI will acquire EPL creating the largest independent publically traded pure play, Gulf of Mexico shelf operator with a combined enterprise value of approximately $6 billion. Strategically and financially this is the right deal at the right time for the shareholders of both companies. The combined company’s size and scale will lead to a strong foundation for growth and financial flexibility. Our complementary acquire and exploit strategies will benefit from our respective historical focus on development of the upside inventory while the combined company’s critical mass and enhanced organizational strength will enable it to capitalize on shallow depth exploitation, secondary recovery, and intermediate depth exploration across the high quality asset base.

Looking to the future, large continuous acreage positions, high working interests and operational control as found in the combined company will be keys to future exploitation and exploration success. Initial estimates show the potential for significant lease operating and overhead cost savings. Above all, the deal represents an attractive premium for EPL shareholders in addition to the 34% premium through our share price. Our shareholders can continue to enjoy equity upside in what will be an exciting growth story in the Gulf of Mexico shelf.

Transaction has been approved by each of the company’s Board of Directors, is anticipated to close in second quarter 2014 subject to approval of EPL and Energy XXI shareholders as well as customary regulatory approvals. We anticipate a seamless integration process as both companies are committed to a thoughtful integration process designed to capture value for our shareholders with growth opportunities for our employees.

And with that, I’d be happy to take your questions.

QUESTION AND ANSWER SECTION

Operator: [Operator Instructions] And our first question comes from the line of Sachin Shah with Albert Fried.

<Q – Sachin Shah – Albert Fried & Co. LLC>: Hi. Good morning. Thanks for taking my question. Just wanted to go over some of the regulatory approvals. The presentation only says the HSR, so just wanted to verify that on the previous deal call, Energy XXI said that they expected the deal to close in June, July, so just wanted to confirm that?

<A – Mac Jensen – EPL Oil & Gas, Inc.>: Yes. That’s true, I mean, HSR is really the only regulatory approval we’ll be seeking and based on our anticipated timeframe second quarter of 2014 should be very doable

<A – Gary Hanna – EPL Oil & Gas, Inc.>: Sounds reasonable.

<Q – Sachin Shah – Albert Fried & Co. LLC>: Okay. Can you maybe just talk about the background on how this deal came about, auction process, strategic alternatives process, it was just a one-on-one situation with them?

<A – Gary Hanna – EPL Oil & Gas, Inc.>: Yeah. We’re not going to go into that much at this time. There will be an incredible amount of detail in the proxy. We’d refer you to that document and [indiscernible] (05:11).

<Q – Sachin Shah – Albert Fried & Co. LLC>: When do you expect that to be filed, guys?

<A – Mac Jensen – EPL Oil & Gas, Inc.>: With the coming weeks.

<Q – Sachin Shah – Albert Fried & Co. LLC>: Okay. All right. Any other kind of issues or concerns about this transaction between now and close as far as risks are concerned?

<A – Mac Jensen – EPL Oil & Gas, Inc.>: No.

<A – Gary Hanna – EPL Oil & Gas, Inc.>: No concerns. It’s a terrific opportunity for both companies, it creates tremendous amount of synergies, great strategic fit, just can’t go on enough about that and we’re looking forward to it, it’s going to be a great trade.

<Q – Sachin Shah – Albert Fried & Co. LLC>: Okay. Thank you very much.

<A – Gary Hanna – EPL Oil & Gas, Inc.>: Thank you.

Operator: Your next question comes from the line of Steve Berman from Canaccord.

<Q – Steve Berman – Canaccord Genuity, Inc.>: Thanks, good morning. Congratulations. Gary, how did you weigh doing this deal, I mean given the exploration upside within the seismic [indiscernible] (06:07) how did you weigh doing this deal versus staying independent and having EPL shareholders enjoy that upside, I know it’s a little bit further down the road, but it’s kind of A versus B.

<A – Gary Hanna – EPL Oil & Gas, Inc.>: Yeah, there’s a lot of thought process over time, Steve. I mean, I think that at the trade we made, the shareholders are realizing some of that upside, obviously in the price and the premium that we got. We believe that our ability to execute on that upside is greatly enhanced by the joining of these two companies, and our ability to manage risk in a much better way for the shareholders. So again, a really very, very good strategic fit from that regard.

<Q – Steve Berman – Canaccord Genuity, Inc.>: All right, so by keeping EPL shareholders owning roughly a quarter of the combined company, you’ll get that future upside that way, is that what you’re saying?

<A – Gary Hanna – EPL Oil & Gas, Inc.>: Yeah, absolutely.

<Q – Steve Berman – Canaccord Genuity, Inc.>: Okay. Great. Thank you.

Operator: Your next question comes from the line of Michael Glick with Johnson Rice.

<Q – Michael Glick – Johnson Rice & Co. LLC>: Congrats on the deal.

<A – Gary Hanna – EPL Oil & Gas, Inc.>: Hi, Mike. Thanks.

<Q – Michael Glick – Johnson Rice & Co. LLC>: Not too many questions, obviously, but just curious is the G&G team going to go over and work with XXI?

<A – Gary Hanna – EPL Oil & Gas, Inc.>: Yeah, a lot of that’s getting worked out, Michael, I mean, it’s real early in this process. We’re certainly talking to folks through Datamar in the coming weeks. But one of the clear benefits of this deal that we saw and I think that the folks at Energy XXI see as well as the skill sets that we have in our company. And how well they complement, what they’ve been doing at XXI. So I think with that said, I think you can count on the things that we do well, being integrated into there. So I think it’s a combination of taking what they do best and what we do best and putting those together and creating that value. So, I think it’s one of the things that makes this deal so exciting for both parties.

<Q – Michael Glick – Johnson Rice & Co. LLC>: I agree and congrats again.

<A – Gary Hanna – EPL Oil & Gas, Inc.>: Thank you. I appreciate it, Michael.

Operator: Your next question comes from the line of Curtis Trimble with Global Hunter.

<Q – Curtis Trimble – Global Hunter Securities LLC>: Thank you. Good morning, everyone and my congratulations on the deal as well. It looks like a great solid price. I was hoping you could just kind of walk through the financing mechanisms and your comfort level with what they’ve got in place and then talk a little bit about the bond situation, the notes, my understanding is it’s trading at a fairly healthy premium vis-à-vis 101% of PAR that that change in control provision would necessitate to take out. So, can you talk a little bit about which you expect to happen on that side as well?

<A – Mac Jensen – EPL Oil & Gas, Inc.>: Yes. Sure. This is Mac Jensen. As far as their financing arrangements, we have a lot of comfort in that clearly with combined asset base, there’s a lot of collateral for the revolver and certainly on a combined basis, the debt metrics are extremely manageable and we think that they’ll maintain very attractive credit ratings. I’m sorry, what is the second part of the question.

<Q – Curtis Trimble – Global Hunter Securities LLC>: Second part was just the mechanisms around the notes, I know they’re trading at a fairly healthy premium, vis-à-vis the change in control provision, would you expect those to just continue to be retained and ultimately Energy XXI to pass a tender for those or what do you think is going to happen on that side?

<A – Mac Jensen – EPL Oil & Gas, Inc.>: Well, right now, they’re trading about 108 or so, and their puts are 101, so we would suspect that people would not put those as far as how, what Energy XXI does in the future, I would recommend you talk to them?

<Q – Curtis Trimble – Global Hunter Securities LLC>: Good deal. And in terms of production now vis-à-vis the March exit rate guidance, everything tracking in line with what you guys conveyed on the fourth quarter conference call?

<A – Gary Hanna – EPL Oil & Gas, Inc.>: Yeah, very much, so I think we put out the guidance at 18.5, we are very, very comfortable with that exit rate. You can read into that what you will, but we’re very comfortable with the numbers.

<Q – Curtis Trimble – Global Hunter Securities LLC>: Perfect, I appreciate it. Congratulations, again. Thank you.

Operator: [Operator Instructions] Your next question comes from the line of Chris McDougall with Westlake Securities.

<Q – Chris McDougall – Westlake Securities LLC (Research)>: Hello gentleman, congrats very much on the sale. So, it’s another question that’s kind of been addressed, it sounded like, things were going well and as you expected through this quarter, and you had some exploration of wells that’s coming online. Is that timed out later this month or how are things progressing there.

<A – Gary Hanna – EPL Oil & Gas, Inc.>: I think everything is on track. I think, we just – we had a call less than two weeks ago. I think everything that we explained on that call is holding true. Yeah we’re dead on schedule.

<Q – Chris McDougall – Westlake Securities LLC (Research)>: Great, and then just thinking broadly about the different advantages from the EPL team, combined with the XXI team. In general your price realizations even on oil have been a little bit higher materially, so I’m wondering if that or maybe some other things are more in the team. Well, are there any particular things that you would highlight that you think are strengths EPL is going to bring, and where with the bigger sandbox of XXI, it’ll add some value overall.

<A – Gary Hanna – EPL Oil & Gas, Inc.>: Yeah. I think. I mean Chris wouldn’t even [indiscernible] (11:41). I think you know our strengths – I think the price realization was a combination that we pointed out of being extremely oily, which obviously does it, but I think we market well. I think the things that we’ve done to grab those $0.50 and $1 increments up have really paid off for us. I think XXI does a good job with that, there are maybe a few things that we can show them, but certainly the scale and our ability to market on a combined basis will only get better. So, I just see across the board, I just pick an area, and I don’t see where it can’t possibility be, not enhanced just by the sheer scale and skill sets of the combined group.

<Q – Chris McDougall – Westlake Securities LLC (Research)>: Great, well, thanks a lot. And congratulations.

<A – Gary Hanna – EPL Oil & Gas, Inc.>: Thank you. I appreciate that.

Operator: Thank you. Our next question comes from the line of Brian Foote with Clarkson.

<Q – Brian Foote – Clarkson Capital Markets>: Thank you. Most of my questions have already been answered. So, I’ll echo everyone in congratulating you on the deal. I do have one question. I guess from a theoretical standpoint, a lot of the activities that you’ve been up to in the shelf are adjacent to what XXI has been up to. Are there any of these particular areas that now that you will be combined excite you more than others, anything if you could share about properties where you are contiguous now, where you were once divided?

<A – Gary Hanna – EPL Oil & Gas, Inc.>: I tend to get excited about the thing I’m working on next. So, when I look at it and you – I mean, this is just the way these assets mash together, when you look at this on a map, it’s amazing. It’s just – it’s like cogs just fitting together, but I think areas that – I think that I’m excited about moving forward are the same ones that John has pointed out South Pass 78, Ship Shoal areas that haven’t been explored very well or at least and pretty lightly over the last 15 years. Clearly, in our schedule, because I’ve said before, we tended to do things in clumps. That would require some platform rigs and things a little bit outside of the normal jack-ups. So, those are the areas I know nothing in particular but certainly Ship Shoal, I think, 78 is going to be a big deal. What we continue to do at West Delta and what they’re going to do on a combined basis with their side is exciting. And my guys look at it and think, everybody has been pretty excited about an expanded sandbox, if you will, and everybody is pretty giddy over here.

<Q – Brian Foote – Clarkson Capital Markets>: Great. Well, thanks again, and congratulations.

<A – Gary Hanna – EPL Oil & Gas, Inc.>: Thanks. Thank you. I appreciate that.

Operator: Your next question comes from the line of Richard Tullis with Capital One.

<Q – Richard Tullis – Capital One Securities, Inc.>: Hey Gary, let me.

<A – Gary Hanna – EPL Oil & Gas, Inc.>: Hi, Richard.

<Q – Richard Tullis – Capital One Securities, Inc.>: .offer congratulations to you and to the whole team as well. Job well done. Just quickly, Gary, I think you’ve touched on most, everything I wanted to ask, but could you just update us on what’s the status of your seismic shoots. And how far along is the EPL team evaluating your subsalt drillings prospects. And where do you see that right now?

<A – Gary Hanna – EPL Oil & Gas, Inc.>: Well, I happen to have Andre here, so I won’t practice geophysics as I’m prone to do, just a quick update.

<A – Andre Broussard – EPL Oil & Gas, Inc.>: Yeah, Richard. We’re, I think it was mentioned on our last call. The shoot should actually start sometime in the summer time. So, really as it relates to looking at that you saw that obviously we don’t have it in house yet. So, what we’re doing – what we’ll continue to do is to reprocess and try to high grade that. But at the end of the day, we’re going to be waiting for that data to come in which should happen late this year, early next, to start really evaluating those opportunity sets.

<Q – Richard Tullis – Capital One Securities, Inc.>: Okay. That’s all from me. Thanks a bunch.

<A – Gary Hanna – EPL Oil & Gas, Inc.>: Thank you.

Operator: At this time, I will now turn the call back over to Gary Hanna.

Gary C. Hanna, Chairman, President and CEO

Well thank you, everybody for joining on the call today. I’d like to conclude just by reiterating how excited we are about the opportunities that the combination presents to our stakeholders, today’s combination represents a landmark moment for both companies as we’ve successfully identified and executed on a rare opportunity to combine our property portfolio of this asset quality, great strategic fit and tremendous scale.

Our team is available to answer any questions as you might have throughout the day. So with that, I thank you for your participation and talk with you soon. Thanks.

Operator: Thank you for joining today’s conference call. You may now disconnect.

Disclaimer

The information herein is based on sources we believe to be reliable but is not guaranteed by us and does not purport to be a complete or error-free statement or summary of the available data. As such, we do not warrant, endorse or guarantee the completeness, accuracy, integrity, or timeliness of the information. You must evaluate, and bear all risks associated with, the use of any information provided hereunder, including any reliance on the accuracy, completeness, safety or usefulness of such information. This information is not intended to be used as the primary basis of investment decisions. It should not be construed as advice designed to meet the particular investment needs of any investor. This report is published solely for information purposes, and is not to be construed as financial or other advice or as an offer to sell or the solicitation of an offer to buy any security in any state where such an offer or solicitation would be illegal. Any information expressed herein on this date is subject to change without notice. Any opinions or assertions contained in this information do not represent the opinions or beliefs of FactSet CallStreet, LLC. FactSet CallStreet, LLC, or one or more of its employees, including the writer of this report, may have a position in any of the securities discussed herein.

THE INFORMATION PROVIDED TO YOU HEREUNDER IS PROVIDED “AS IS,” AND TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, FactSet CallStreet, LLC AND ITS LICENSORS, BUSINESS ASSOCIATES AND SUPPLIERS DISCLAIM ALL WARRANTIES WITH RESPECT TO THE SAME, EXPRESS, IMPLIED AND STATUTORY, INCLUDING WITHOUT LIMITATION ANY IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, ACCURACY, COMPLETENESS, AND NON-INFRINGEMENT. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, NEITHER FACTSET CALLSTREET, LLC NOR ITS OFFICERS, MEMBERS, DIRECTORS, PARTNERS, AFFILIATES, BUSINESS ASSOCIATES, LICENSORS OR SUPPLIERS WILL BE LIABLE FOR ANY INDIRECT, INCIDENTAL, SPECIAL, CONSEQUENTIAL OR PUNITIVE DAMAGES, INCLUDING WITHOUT LIMITATION DAMAGES FOR LOST PROFITS OR REVENUES, GOODWILL, WORK STOPPAGE, SECURITY BREACHES, VIRUSES, COMPUTER FAILURE OR MALFUNCTION, USE, DATA OR OTHER INTANGIBLE LOSSES OR COMMERCIAL DAMAGES, EVEN IF ANY OF SUCH PARTIES IS ADVISED OF THE POSSIBILITY OF SUCH LOSSES, ARISING UNDER OR IN CONNECTION WITH THE INFORMATION PROVIDED HEREIN OR ANY OTHER SUBJECT MATTER HEREOF.

The contents and appearance of this report are Copyrighted FactSet CallStreet, LLC 2014. CallStreet and FactSet CallStreet, LLC are trademarks and service marks of FactSet CallStreet, LLC. All other trademarks mentioned are trademarks of their respective companies. All rights reserved.

Important Additional Information

This communication does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication is being made in respect of the proposed merger transaction involving Energy XXI (Bermuda) Limited (“Energy XXI”) and EPL Oil & Gas, Inc. (“EPL”). The proposed merger will be submitted to the stockholders of EPL for their consideration. In connection therewith, Energy XXI intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Energy XXI and EPL that also constitutes a prospectus of Energy XXI. EPL will mail the joint proxy statement/prospectus to its stockholders. Energy XXI and EPL also plan to file other relevant documents with the SEC regarding the transaction. BEFORE MAKING ANY VOTING OR ANY INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the joint proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about EPL, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by EPL will be available free of charge on EPL’s website at www.eplweb.com under the heading “SEC Filings” within the “Financial Information” section in the “Investor Relations” portion of EPL’s website or by contacting EPL’s Investor Relations Department at (713) 228-0711. Copies of the documents filed with the SEC by Energy XXI will be available free of charge on Energy XXI’s website at www.energyxxi.com under the heading “SEC Filings” within the “Investor Relations” portion of Energy XXI’s website or by contacting Energy XXI’s Investor Relations Department at (713) 351-3006.

Energy XXI and EPL and certain of their directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of EPL is set forth in its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on March 21, 2013, its annual report on Form 10-K for the fiscal year ended December 31, 2013, which was filed with the SEC on February 28, 2014, and in subsequent documents filed with the SEC, each of which can be obtained free of charge from the sources indicated above. Information about the directors and executive officers of Energy XXI is set forth in its proxy statement for its 2013 Annual General Meeting of Shareholders, which was filed with the SEC on October 7, 2013, its annual report on Form 10-K for the fiscal year ended June 30, 2013, which was filed with the SEC on August 21, 2013, and in subsequent documents filed with the SEC, each of which can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation of the stockholders of EPL and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect EPL’s and Energy XXI’s current beliefs, expectations or intentions regarding future events. Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements.

These forward-looking statements include, without limitation, EPL’s and Energy XXI’s expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, objectives, expectations and intentions with respect to future operations and services; approval of the proposed transaction by stockholders or shareholders and by governmental regulatory authorities; the satisfaction of the closing conditions to the proposed transaction; and the timing of the completion of the proposed transaction.

All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, many of which are generally outside the control of EPL and Energy XXI and are difficult to predict. Examples of such risks and uncertainties include, but are not limited to: the failure of the stockholders of EPL or the shareholders of Energy XXI to approve the proposed merger; the risk that the conditions to the closing of the proposed merger are not satisfied; the risk that regulatory approvals required for the proposed merger are not obtained or are obtained subject to conditions that are not anticipated; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger; uncertainties as to the timing of the proposed merger; competitive responses to the proposed merger; costs and difficulties related to the integration of EPL’s business and operations with Energy XXI’s business and operations; the inability to or delay in obtaining cost savings and synergies from the proposed merger; unexpected costs, charges or expenses resulting from the proposed merger; the outcome of pending or potential litigation; the inability to retain key personnel; uncertainty of the expected financial performance of Energy XXI following completion of the proposed merger; and any changes in general economic and/or industry specific conditions.

EPL and Energy XXI caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in EPL’s and Energy XXI’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings, which are available at the SEC’s website, http://www.sec.gov. All subsequent written and oral forward-looking statements concerning EPL, Energy XXI, the proposed transaction or other matters and attributable EPL and Energy XXI or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Each forward looking statement speaks only as of the date of the particular statement, and neither EPL nor Energy XXI undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.